May 18, 2011
Via EDGAR and Federal Express
Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc. Amendment No. 2 to Registration Statements on Form S-1 Filed May 18, 2011 (File No. 333-173177 and File No. 333-173188)
Dear Ms. Parker:
     C&J Energy Services, Inc. (the “Company”) filed two Registration Statements on Form S-1, File Nos. 333-173177 (as amended, the “IPO Registration Statement”) and 333-173188 (as amended, the “Shelf Registration Statement,” collectively, with the IPO Registration Statement, the “Registration Statements”) with the United States Securities and Exchange Commission (the “Commission”) on March 30, 2011. The Company filed Amendment No. 1 to the IPO Registration Statement (“IPO Amendment No. 1”) and Amendment No. 1 to the Shelf Registration Statement (“Shelf Amendment No. 1,” collectively with IPO Amendment No. 1, the “First Amendments”) with the Commission on May 12, 2011.
     Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the IPO Registration Statement (“IPO Amendment No. 2”) and Amendment No. 2 to the Shelf Registration Statement (“Shelf Amendment No. 2,” collectively with IPO Amendment No. 2, the “Second Amendments”) to include certain compensation related information that was omitted from the First Amendments. For your convenience, the Company will deliver three copies of each of the Second Amendments, together with three copies of each of the Second Amendments that are marked to show all revisions to the Registration Statements since the First Amendments.
     Should you have any questions or comments, please contact the undersigned at (713) 260-9902 or Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours, C&J Energy Services, Inc.
By:	/s/ Theodore R. Moore
Theodore R. Moore

cc:	Jeffrey K. Malonson (Vinson & Elkins)